Exhibit 7

Supplemental Information Regarding the Asian Infrastructure Investment Bank

ASIAN INFRASTRUCTURE INVESTMENT BANK

Relationships with Other International Financial Institutions

In the interest of partnership and cooperation, the Bank has signed Memoranda of Understanding that address, among other things, areas and forms of cooperation with several international financial institutions, including the African Development Bank, the African Development Fund, the Asian Development Bank (“ADB”), the Eurasian Development Bank, the European Bank for Reconstruction and Development (“EBRD”), the European Investment Bank, the European Stability Mechanism, the Inter-American Development Bank, the Inter-American Investment Corporation, the International Fund for Agricultural Development, the Islamic Development Bank Group, the New Development Bank, the OPEC Fund for International Development and the World Bank Group (including the International Bank for Reconstruction and Development (“IBRD”), the International Development Association (“IDA”), the International Finance Corporation (“IFC”) and the Multilateral Investment Guarantee Agency). The Bank has also entered into Co-Financing Framework Agreements with certain World Bank Group entities (IBRD and IDA), ADB and EBRD.

OPERATIONS OF AIIB

Economic Sanctions

The United Nations Security Council (the “UNSC”), the European Union and individual countries, including the United States and the United Kingdom, may impose economic sanctions and trade embargoes targeting certain countries, territories, entities and individuals. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities and individuals, and the scope of activities that are subjected to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. Certain countries and territories (including Crimea, the DNR and LNR regions, Cuba, Iran, North Korea and Syria), entities and individuals are targeted by sanctions and embargoes imposed by the United States, and certain countries (currently Cuba, North Korea, Iran and Syria) have been identified as state sponsors of terrorism by the U.S. Department of State.

In the case of sanctions maintained by the United States, the President of the United States generally has broad discretion to impose or remove sanctions, including pursuant to his authority under the International Emergency Economic Powers Act and the Trading with the Enemy Act. In addition, the United States may implement sanctions adopted by the UNSC in order to meet requirements imposed on member states of the United Nations. Other sanctions programs, such as certain measures related to Cuba, Iran and Russia, are specifically mandated under U.S. statutes.

U.S. sanctions may be classified as “primary” sanctions or “secondary” sanctions. Primary sanctions make certain conduct by U.S. persons and persons subject to U.S. jurisdiction, and certain activities taking place in the United States, unlawful. Secondary sanctions generally target non-U.S. persons for conduct that occurs outside of the United States, subjecting those persons to being sanctioned by the United States if they engage in specified conduct.

The Bank complies with applicable UNSC sanctions imposed under Chapter VII of the UN Charter and is mindful of and gives due regard to the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the United Kingdom, the European Union and other jurisdictions that limit the ability of persons from doing business or trading with targeted countries, territories, entities and individuals. Although the Bank is not a U.S. person and does not operate in or from the United States, the Bank transacts in the ordinary course with various commercial counterparties that are required to comply with U.S. sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury. For example, such counterparties may serve as a correspondent bank for the Bank, or as another intermediary that is involved in funds flows in respect of the Bank’s loan, investment or funding operations. Furthermore, U.S. persons who are required to comply with U.S. sanctions may be employees of the Bank, or may serve as advisors or service providers to the Bank. U.S. persons also may be purchasers of securities issued by the Bank. In addition, secondary sanctions maintained by the United States may result in sanctions against the Bank if the Bank engages in targeted conduct, including facilitation of transactions and activities involving persons targeted by sanctions, including certain Iran- or Russia-related persons.

The Bank seeks to avoid violations of sanctions and seeks to avoid engaging in sanctionable conduct, as violations or engagement in sanctionable conduct may restrict the Bank’s ability to access the U.S. capital markets, including the Bank’s ability to offer and sell securities in the United States, and may have a negative impact on the Bank’s business, operations or assets. The Bank screens transactions by consulting relevant sanctions lists of sanctioning authorities for sanctioned individuals, entities and other targets.

Economic sanctions programs and embargo laws administered by the United States include programs and laws that impose certain restrictions on the ability of persons to do business or trade with certain members of the Bank or certain persons in or associated with those members, including with respect to:

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Belarus. The Bank does not have exposure to Belarus or the Belarusian ruble, other than with respect to the same governance matters and processes common to all non-regional members. Further, on March 3, 2022, in response to the conflict in Ukraine, the Bank announced that it would place all activities relating to Belarus on hold and under review, including all Belarus-related projects in the Bank’s rolling investment pipeline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Developments–AIIB Response to the Conflict in Ukraine” in Exhibit 5 to this annual report on Form 18-K for further information about AIIB’s exposure to Belarus. The Bank screens transactions to avoid engaging in prohibited transactions or sanctionable conduct involving entities or individuals targeted under U.S. and other sanctions imposed with respect to Belarus.

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Iran. The Bank’s contacts with Iran have concerned the same governance matters and processes common to all regional members, and no other particular contacts are currently contemplated. The Bank has not financed any projects in Iran, nor are any such projects in the rolling investment pipeline. Certain provisions of U.S. law (a) prohibit U.S. persons and persons subject to U.S. jurisdiction from investing in or facilitating an investment in Iran or in any entity owned or controlled by the government of Iran and (b) require imposition of secondary sanctions on any person who is determined to have knowingly purchased, subscribed to, or facilitated the issuance of sovereign debt of the government of Iran or debt of any entity owned or controlled by the government of Iran. Iran’s shares represent less than two percent of the Bank’s overall capital, and Iran’s voting power is also under two percent. The Bank does not believe that Iran’s membership in the Bank constitutes control of the Bank by Iran such that any general-purpose security issued by the Bank, including securities offered by a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933, would constitute an investment in sovereign debt of Iran or an entity owned or controlled by the government of Iran for purposes of these provisions.

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Myanmar. The Bank has approved one financing in Myanmar, which was approved by AIIB’s Board of Directors in 2016 and was provided in parallel with other lenders, including IFC, ADB and certain commercial lenders. This financing has been fully disbursed and involves the development, construction and operation of a power plant to increase reliable and clean energy in Myanmar. The Bank has no other projects in Myanmar in its rolling investment pipeline. The Bank screens transactions to avoid engaging in prohibited transactions or sanctionable conduct involving entities or individuals targeted under U.S. sanctions imposed with respect to Myanmar, including pursuant to restrictions implemented by the United States beginning in February 2021. The Bank has not engaged in transactions with entities or individuals targeted under U.S. sanctions in connection with its approved financing in Myanmar.

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Russia. AIIB’s exposure to Russia and to the Russian ruble, including through the Bank’s financing activities, borrowings and governance and administration, is limited. Russia’s shares also represent less than seven percent of the Bank’s overall capital, and Russia’s voting power is under six percent. On March 3, 2022, in response to the conflict in Ukraine, the Bank announced that it would place all activities relating to Russia on hold and under review, including all Russia-related projects in the Bank’s rolling investment pipeline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Developments–AIIB Response to the Conflict in Ukraine” in Exhibit 5 to this annual report on Form 18-K for further information about AIIB’s exposure to Russia. The United States and other jurisdictions, including the United Kingdom and the European Union, have imposed increasingly extensive sanctions targeting Russia and certain Russian persons. Beginning in 2014, sanctions imposed by the United States and other jurisdictions have included restrictions relating to transactions involving new debt and, in some cases, new equity of certain Russian financial services, energy and defense and related materiel companies. Significant new and expanded sanctions were imposed by the United States and other jurisdictions beginning in February 2022 in response to the conflict in Ukraine; these sanctions include prohibitions on new investment in Russia, prohibitions on providing certain services to any person located in Russia, restrictions on transactions with the Russian central bank, sanctions on Russian financial institutions and restrictions on transactions involving certain new debt or new equity of specified Russian financial institutions, sanctions on major state-owned enterprises, sanctions on certain Russian government officials and their family members, sanctions on business elites and restrictions on certain capital markets-related transactions. The Bank screens transactions to avoid engaging in prohibited transactions or sanctionable conduct involving sectors, entities or individuals targeted under U.S. or other sanctions imposed with respect to Russia. Further, the Bank does not believe that Russia’s membership in the Bank or the Bank’s limited exposure to and activities relating to Russia or the Russian ruble are such that the offering in the United States of any general-purpose security of the Bank, including securities offered by a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933, would constitute either a transaction in new debt or an investment in Russia prohibited or restricted under U.S. sanctions in place with respect to Russia and Russian persons.

It is possible that new sanctions, or changes to existing, sanctions-related laws, regulations or agreements may impact the Bank’s business. Moreover, although the Bank believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, the scope of certain laws may be unclear, may be subject to changing interpretations or guidance, or may be strengthened or otherwise amended. Any violation of sanctions or engagement in sanctionable conduct could result in fines, sanctions or other penalties, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in securities issued by the Bank. The Bank cannot predict the impact that the imposition of secondary sanctions would have on the trading market for such securities or whether such sanctions would make it more difficult to sell and trade such securities in certain jurisdictions, including in the U.S. market.

The Multilateral Cooperation Center for Development Finance

Established in 2020, the Multilateral Cooperation Center for Development Finance (the “MCDF”) is a multilateral financial mechanism designed to promote high-quality infrastructure and connectivity investments in developing countries through the provision of grants to international financial institutions which have become implementing partners of the MCDF Finance Facility (the “MCDF FF”). In addition to the MCDF FF, the MCDF Collaboration Platform promotes communication and collaboration among participating international financial institutions and other development partners regarding plans and activities relating to infrastructure and connectivity investments.

In December 2019, AIIB entered into a Cooperation Agreement with the Ministry of Finance of the People’s Republic of China (“China”) concerning the MCDF FF. Under the Cooperation Agreement, China made an advance contribution in anticipation of the formal establishment of the MCDF FF. AIIB administered the advance contribution consistent with rules and procedures applicable to the Bank’s own resources, and the funds compensated AIIB for services it provided with respect to the preparation of the MCDF FF. The Cooperation Agreement was terminated on the date when the MCDF FF was established in May 2020.

Since June 2020, AIIB has served as the administrator of the MCDF FF. AIIB’s activities as administrator of the MCDF FF include providing administrative and financial services, including hosting of the MCDF Secretariat. AIIB engages in these activities pursuant to the Governing Instrument of the MCDF FF and an agreement on the terms and conditions of AIIB’s service as the administrator of the MCDF FF.

As of December 31, 2021, fees associated with the administration of the MCDF FF amounted to US$1.4 million. AIIB is also an implementing partner of the MCDF FF.

RISK MANAGEMENT

Risk Types

Financing Credit Risk

The table below sets forth the Bank’s loan portfolio (including committed and disbursed amounts), classified by ranges of internal credit ratings assigned by the Bank and year of origination.

Range of Internal Credit Ratings	As of December 31, 2021(1)					As of December 31, 2020(1)
	2021	2020	2019	Before 2019	Total	2020	2019	2018	Before 2018	Total
	(in millions of US$)
1 to 4	2,786	5,598	1,437	1,825	11,645	5,657	1,436	936	933	8,961
5 to 7	2,645	2,477	—	1,965	7,088	2,539	—	800	1,205	4,543
8 to 10	849	1,314	426	737	3,326	1,343	433	236	569	2,580
11 to 12	210	76	320	46	651	—	320	—	—	320

Total	6,490	9,465	2,183	4,573	22,709	9,539	2,189	1,971	2,706	16,404

Note:

(1)

The amounts set forth in this table include committed and disbursed amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method).

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